EXHIBIT 28

Robert J. Fitzsimmons                                For Immediate Release
602/ 207-5759


              THESE ARE THE EARNINGS FOR FINOVA CAPITAL CORPORATION
             THE PRINCIPAL SUBSIDIARY OF THE FINOVA GROUP INC. WHOSE
                      EARNINGS WERE RELEASED APRIL 15, 1997


                           FINOVA Capital Corporation

          Announces 23% Increase in Earnings From Continuing Operations
                            For First Quarter of 1997

                              Managed Assets Up 16%

                      Interest Margins Earned Increase 21%




PHOENIX, Ariz., April 17, 1997 -- FINOVA Capital Corporation today reported income from continuing operations and net income of $32.8 million for the first quarter of 1997, compared to income from continuing operations of $26.8 million in the first quarter of 1996, an increase of 23% in income from continuing operations.

         "The company's earnings were driven by the 16% growth in managed assets over the last 12 months and higher interest margins," said FINOVA Chairman and CEO Sam Eichenfield. "FINOVA also managed to avoid some of the portfolio quality issues that other lenders have experienced as evidenced by our continuing low nonearning percentage of 2.0% of managed assets and our record reserve coverage of 96% of nonearnings."

         Interest margins earned when compared to the first quarter of 1996 increased 21% to $103.5 million from $85.2 million and as a percentage of average earning assets increased to 5.9% from 5.7%. Interest margins earned for the quarter reflected the growth in managed assets, including increased new business and fee-based volume of $1.43 billion in the first quarter of 1997, compared to $1.34 billion in 1996. "The increase in the interest margin percentage to 5.9%, during a period of rising interest rates, demonstrates that the company's margins generally are not affected by changes in interest rates," Eichenfield noted. "In addition to solid new business in the first quarter, the company increased its backlog to a record $1.54 billion at the end of the period."

         Selling, general and other operating expenses included increased costs related to new business added, as well as incentive compensation tied to a higher average stock price during the quarter. However, as a percentage of interest margins earned, these expenses remained comparable to the prior year's first quarter at 44.3% in 1997 compared to 44.1% in 1996.

         Income taxes for the first quarter of 1997 were higher than in 1996 primarily due to the increase in pre-tax income and certain foreign tax effects.

         FINOVA Capital Corporation is a Phoenix-based major domestic commercial finance company providing a broad range of secured financing and leasing products from $500,000 to $35 million to midsize business.

         For more information about FINOVA Capital Corporation visit the company's Website at www.finova.com.
                                       ###

                           FINOVA Capital Corporation
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                             (Dollars in Thousands)

                                                                                                Quarter Ended
                                                                                                  March 31,
                                                                                     ------------------------------------
                                                                                          1997                 1996
                                                                                     ---------------      ---------------
Interest earned from financing transactions                                          $     191,112        $     167,679
Operating lease income                                                                      25,965               22,973
Interest expense                                                                           (97,172)             (88,224)
Operating lease depreciation                                                               (16,449)             (17,278)
                                                                                     -------------        -------------
Interest margins earned                                                                    103,456               85,150

Provision for possible credit losses                                                        (8,000)             (11,624)
Gains on sale of assets                                                                      3,233                6,730
Selling, administrative and other operating expenses                                       (45,878)             (37,587)
                                                                                     -------------        -------------

Income before income taxes                                                                  52,811               42,669
Income taxes                                                                               (19,998)             (15,913)
                                                                                     -------------        -------------
Income from continuing operations                                                           32,813               26,756

Income from discontinued operations                                                           ----                  365
                                                                                     -------------        -------------

Net Income                                                                           $      32,813        $      27,121
                                                                                     =============        =============

                           FINOVA Capital Corporation
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                                                                                   As of
                                                                            As of March 31                       December 31
                                                               ----------------------------------------- --- -------------------
FINANCIAL POSITION:                                                   1997                  1996                   1996
                                                               -------------------    ------------------    --------------------
 Ending funds employed (EFE) (2)                               $       7,479,373      $      6,442,945      $      7,298,759
 Securitizations and participations sold (3)                             380,994               342,663               364,546
                                                               -----------------      ----------------      ----------------
   Total managed assets (2)                                            7,860,367             6,785,608             7,663,305
 Reserve for possible credit losses (2)                                  152,545               133,403               148,693
 Nonaccruing assets (2)                                                  158,255               145,132               155,505
 Nonaccruing assets as  % of managed assets (5)                             2.0%                  2.2%                  2.0%
 Reserve for possible credit losses as a % of:
   Ending managed assets (5)                                                2.0%                  2.0%                  2.0%
   Nonaccruing assets                                                      96.4%                 91.9%                 95.6%
 Total debt                                                    $       6,010,987      $      5,736,159      $      5,850,223
 Stockholder's equity                                                  1,093,677               875,493             1,069,043
Total Debt to Equity                                                       5.50x                 6.55x                 5.47x
 Backlog                                                               1,544,051             1,078,232             1,477,239

                                                                                                                For the Year
                                                                        For the Quarter Ended                      Ended
                                                                              March 31,                         December 31,
                                                               ------------------- -- ------------------     -------------------
PERFORMANCE HIGHLIGHTS:                                               1997                  1996                    1996
                                                               -------------------    ------------------     -------------------
 Average managed assets (2)                                    $       7,735,154      $       6,660,262      $       7,041,708
 Average earning assets (4) (2)                                        6,957,488              6,016,735              6,324,545
 New business (2)                                                        611,634                649,406              2,740,353
 Fee-based volume                                                        815,251                694,093              2,937,311
 Write-offs (2)                                                            5,300                  7,858                 32,017
 Write-offs (annualized) as a % of
  average managed assets (5)                                               0.28%                  0.47%                  0.46%
 Interest margins earned
  (annualized) as a % of average
  earning assets                                                            5.9%                   5.7%                   5.8%
 Selling, administrative and other
  operating expenses as a % of
  interest margins earned                                                  44.3%                  44.1%                  41.9%

--------------------------------------------------------------
(1)      Averages for the periods presented are based on month-end balances.
(2)      Excludes discontinued operations disposed of during 1996.
(3) Securitizations are assets sold under securitization agreements and managed by the Company.
(4) Average earning assets equal average funds employed less average deferred taxes on leveraged leases and average nonaccruing assets.
(5) Excludes participations sold in which the Company has transferred credit risk.